SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2015
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 2135 — 13700 Mayfield Place Richmond, British Columbia, Canada, V6V 2E4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Management Information Circular
2	Notice of Meeting
3	Form of Proxy
4	Voting Instruction Form
5	Financial Statements Request Form

This Report on Form 6-K is incorporated by reference into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on April 17, 2014 (File No. 333-195360), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 24, 2014 (File No. 333-196986).

 Document 1

NEOVASC INC.

NOTICE OF

ANNUAL GENERAL MEETING

OF SHAREHOLDERS OF

NEOVASC INC.

TO BE HELD ON JUNE 16, 2015

MANAGEMENT INFORMATION CIRCULAR

DATED: MAY 11, 2015

NEOVASC INC.

Suite 2135, 13700 Mayfield Place
Richmond, British Columbia
Canada V6V 2E4
Telephone No.: (604) 270-4344 - Fax No.: (604) 270-4384

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Neovasc Inc. (the “Company” or “Neovasc”) will be held at 2600 – 595 Burrard St., Vancouver, British Columbia, on June 16, 2015 at 8:00 a.m. (Vancouver time) for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2014 together with the auditor’s report thereon;

2.	to set the number of directors for the ensuing year at six;

3.	to elect directors for the ensuing year;

4.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor; and

5.	to transact such other business as may properly come before the meeting.

The board of directors has fixed May 7, 2015 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 11th day of May, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Alexei Marko”
Alexei Marko
Director and Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

NEOVASC INC.

Suite 2135, 13700 Mayfield Place
Richmond, British Columbia
Canada V6V 2E4
Telephone No.: (604) 270-4344 - Fax No.: (604) 270-4384

MANAGEMENT INFORMATION CIRCULAR
as at May 11, 2015

This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Neovasc Inc. (the “Company” or “Neovasc”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 16, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Management Information Circular, references to the “Company”, “Neovasc”, “we” and “our” refer to Neovasc Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, executive officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of Common Shares held as of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are executive officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on persons named therein with respect to:

(a)           each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors;

(b)           any amendment to or variation of any matter identified therein; and

(c)           any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare”), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9;

(b)	using a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder’s account number and the proxy access number; or

(c)	logging on to the internet through Computershare’s website at www.investorvote.com. Registered shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of intermediaries. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders - those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners).

The Company is taking advantage of the provisions of National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer that permit it to deliver proxy-related materials directly to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (“VIF”) from our transfer agent, Computershare. The VIF is to be completed and returned to Computershare as set out in the instructions provided on the VIF. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

These securityholder materials are being sent to both registered and non-registered owners of the securities of the Company. If you are a non-registered owner, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of securities, were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your VIF as specified in the request for voting instructions that was sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you. To exercise this right, insert the name of the desired representative (which may be you) in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative. If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

Notice to Shareholders in the United States

The solicitation of proxies and the matters to be voted on, as contemplated in this Management Information Circular, involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. As a “foreign private issuer” as defined under Rule 36-4 under the United States Securities Exchange Act of 1934, as amended (the “1934 Act”), the proxy solicitation rules under the 1934 Act, including Regulation 14A thereunder, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, as amended, (the “CBCA”) certain of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its executive officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its executive officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)	executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the registered shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Trust Company of Canada or at the address of the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law; or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no director or executive officer of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted on at the meeting other than the election of directors and appointment of auditors.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed May 7, 2015 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the “TSX”) on the Nasdaq Capital Market. As of May 7, 2015, there were 66,522,315 Common Shares issued and outstanding, each carrying the right to one vote. The Company is also authorized to issue an unlimited number of Preferred Shares, which do not have voting rights. There were no Preferred Shares issued and outstanding as at May 7, 2015.

No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

To the knowledge of the directors and executive officers of the Company, the only person or corporation that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company as at May 7, 2015 was:

Shareholder Name	Number of Shares Held	Percentage of Issued Shares

Frost Gamma Investments Trust(1)	14,786,219	22.2%

Fidelity Management & Research Co(1)	8,819,493	13.2%

Note:

(1)          The above information is not within the knowledge of management of the Company and was derived from publicly available information at www.sedi.ca or at www.sec.gov.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2014, report of the auditor and related management discussion and analysis, all of which may be obtained from SEDAR at www.sedar.com, will be placed before the Meeting and have been filed with the securities commissions or similar regulatory authority in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled all such nominees will be declared elected or appointed by acclamation.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Setting the Number of Directors – See heading “Election of Directors”.

2.	Election of Directors – See heading “Election of Directors”.

3.	Appointment of Auditor – See heading “Appointment of Auditor”.

ELECTION OF DIRECTORS

The Articles of the Company set out that the number of directors of the Company will be a minimum of three and a maximum of twenty. The term of office of each of the six current directors will end at the conclusion of the Meeting. Unless the director’s office is vacated earlier in accordance with provisions of the CBCA, each director elected will hold office until the conclusion of the next annual meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

In accordance with good corporate governance practices and procedures, the Board adopted a Majority Voting Policy on April 29, 2014. The Majority Voting Policy provides that, at a meeting for the uncontested election of directors (being an election where the number of nominees for director is not greater than the number of directors to be elected), each director of the Company must be elected by the vote of a majority of the Company’s Common Shares, represented in person or by proxy, at such meeting. Forms of proxy for the election of directors will permit a shareholder to vote in favour of, or to withhold from voting, separately for each director nominee.

If, in an uncontested election of directors, the number of shares withheld for a nominee exceeds the number of shares voted for that nominee at the meeting, either in person or by proxy, that director must immediately tender his or her resignation. The Corporate Governance and Nominating Committee of the Company will expeditiously consider whether to recommend to the Board whether or not to accept the resignation. The Board will accept the resignation absent exceptional circumstances and such resignation will be effective when accepted by the Board. In its deliberations, the Corporate Governance and Nominating Committee may consider such extenuating circumstances as it deems appropriate.

The Board shall determine whether or not to accept the resignation within ninety days of the relevant shareholders’ meeting. The Board shall accept the resignation absent extenuating circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy will not participate in any meeting of the Board or meetings of the Corporate Governance and Nominating Committee of the Board at which the resignation is considered.

The Company shall promptly issue a news release with the Board's decision, which must fully state the reasons for that decision.

Nominees

The following table sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 7, 2015:

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Paul Geyer(8) BC, Canada Director	Chairman of the Board of the Company, Chief Executive Officer, LightIntegra Technology Inc.	Since November 2, 2000	2,144,604(2)

Name, Country of Residence and Position	Principal Occupation or Business or Employment(1)	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled(1)
Alexei Marko BC, Canada Chief Executive Officer and Director	Chief Executive Officer of the Company	Since June 12, 2003	298,236(3)
Doug Janzen(8)(9) BC, Canada Director	CEO of Northview Ventures Inc.	Since June 2, 2005	159,938(4)
Steven Rubin(8)(10) Florida, USA Director	Executive Vice-President, Administration for OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	206,139(5)
Dr. Jane Hsiao(9)(10) Florida, USA Director	Vice-Chairman and Chief Technology Officer of OPKO Health, Inc.	Since July l, 2008 and predecessor company since 2007	2,576,280(6)
Dr. William O’Neill(9)(10) Michigan, USA Director	Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan	Since July l, 2008	Nil(7)

Notes:

(1)	The information as to principal occupation, business or employment (for the preceding five years for any new director) and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees themselves.

(2)	Mr. Geyer exercises control over 334,239 Common Shares held in the name of 0778432 B.C. Ltd., a company in which Mr. Geyer is a majority shareholder; 301,677 Common Shares held in the name of Geyer Engineering Ltd., a company in which Mr. Geyer is a majority shareholder; 232,708 Common Shares held in the name of the Geyer Family Trust; 16,655 Common Shares held in the name of PNG Enterprise Foundation, a company in which Mr. Geyer is a majority shareholder, and 985,714 Common Shares held in the name of Quimby Investments (VCC) Ltd., a company in which Mr. Geyer is a majority shareholder. Mr. Geyer holds options to purchase 335,000 Common Shares.

(3)	Of the 333,936 Common Shares over which Mr. Marko exercises control, 32,871 Common Shares are held in the name of the Alexei J. Marko Family Trust, and 255,604 are held in his personal RRSP. Mr. Marko holds options to purchase 761,250 Common Shares.

(4)	Mr. Janzen holds options to purchase 315,000 Common Shares.

(5)	Mr. Rubin holds options to purchase 315,000 Common Shares.

(6)	Of the 2,441,280 Common Shares over which Dr. Hsiao exercises control, 1,785,714 are held in the name of Hsu Gamma Investment LP, a limited partnership in which Dr. Hsiao holds a majority interest. Dr. Hsiao holds options to purchase 275,000 Common Shares.

(7)	Dr. O’Neill holds options to purchase 275,000 Common Shares.

(8)	Member of the Audit Committee of the Board.

(9)	Member of the Compensation Committee of the Board.

(10)	Member of the Governance and Nominating Committee of the Board.

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person, except the directors and senior officers of the Company acting solely in such capacity.

Director Biographies

Paul Geyer – Chairman of the Board and Director

Mr. Geyer is Chairman of the Board. On July 1, 2008, he resigned as President and Chief Executive Officer of the Company. Mr. Geyer has served on the Company’s board since November 2, 2000 and is a resident of British Columbia, Canada. In addition, Mr. Geyer is a member of the Company’s Audit Committee.

Since June 2009, Mr. Geyer has been Chief Executive Officer of LightIntegra Technology Inc., a private medical device company focused on the development of the ThromboLux technology, used as a point of care device to determine platelet quality for blood transfusions.

Mr. Geyer is an active angel investor and supporter of local technology and life sciences firms. He is on the board of directors of the BC Technology Industry Association, and is a director for several private companies. He served previously on the board of directors for the Medical Device Development Center and MEDEC, the association representing medical device companies across Canada. Mr. Geyer is Chairman of the Board of BC Social Venture Partners. In April 2011, Mr. Geyer was awarded the LifeSciences BC Leadership Award.

Mr. Geyer graduated with a B.A.Sc. in electrical engineering from the University of British Columbia and has taken post graduate programs in finance and biomedical engineering. Mr. Geyer has completed a Certified Director program at the Anderson Graduate School of Management at the University of California, Los Angeles.

Alexei Marko – Chief Executive Officer and a Director

Alexei Marko’s 18 years of experience in the medical device field spans product development, sales and marketing and executive management.  Mr. Marko has held management positions with Neovasc's predecessor companies since 1999 and assumed the role of CEO in 2008 in conjunction with the company’s expansion and restructuring. Mr. Marko was appointed to the Board on June 12, 2003 and is a resident of British Columbia, Canada.

In October 2007, Mr. Marko was appointed President and Chief Operating Officer of Medical Ventures Corp. (“MEV”), a predecessor company. Previously, Mr. Marko was the Vice President and Chief Operating Officer and Vice President, Development and Engineering of MEV.

Mr. Marko is a listed inventor on a number of issued or pending patents related to medical technologies. He is also a registered professional engineer, and sits on the board of directors for the Medical Device Development Centre in Vancouver. In 2005, he was named one of Business in Vancouver’s “Top Forty Under 40” in recognition of his achievements.

Mr. Marko completed both his B.A.Sc. (Hons) at Queen’s University and an M.A.Sc. in electrical engineering at the University of British Columbia, specializing in medical device development. He is a registered professional engineer (P.Eng.)

Douglas Janzen - Director

Mr. Janzen has been involved in the life sciences industry for the past 19 years. He is currently the CEO of Northview Ventures, an entity which invests in, and provides strategic advisory services to, a number of technology companies predominately in the life sciences industry. Mr. Janzen has also been a director of iCo Therapeutics Inc., a company listed on the TSXV, since March 2012. Most recently, Mr. Janzen has taken the position of CEO of Aequus Pharmaceuticals Inc. which listed on the TSXV on March 17, 2015. Mr. Janzen was originally elected to the Company’s Board of Directors on June 2, 2005 and is a resident of British Columbia, Canada. In addition, Mr. Janzen is a member of the Company’s Audit and Compensation Committees.

Previously, he was President and CEO of Cardiome Pharma Corp. (“Cardiome”), a Nasdaq-listed drug development company that completed an $800 million licensing deal with subsidiaries of Merck & Co. and saw its lead product approved in Europe in 2010. Prior to his involvement with Cardiome, Mr. Janzen was an investment banker with Cormark Securities Inc., a Toronto-based investment bank, acting as Managing Director of Life Sciences. Mr. Janzen is the past Chairman of Life Sciences British Columbia, has served as a director of Biotech Canada, and sits as a director on a number of public and private boards. Mr. Janzen is a past winner of Vancouver’s “Top 40 under 40” award.

Steven Rubin - Director

Mr. Rubin has served as Executive Vice President - Administration since May 2007 and as a director of OPKO Health, Inc. (“OPKO”) since February 2007. Mr. Rubin served as the Senior Vice President, General Counsel and Secretary of IVAX from August 2001 until September 2006. Mr. Rubin currently serves on the Board of Directors of Tiger Media, Inc., (NYSE MKT:IDI), a multi-platform billboard and advertising company in China, Cocrystal Pharma, Inc., a company using unique nucleoside chemistry to develop novel antiviral therapeutics as treatments for serious and/or chronic viral diseases, Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), a medical device company, Sevion Therapeutics, Inc., a company that discovers, develops and acquires innovative product candidates for the treatment of cancer and immunological diseases, Tiger X Medical, Inc. (OTCBB:CDOM), previously an early-stage orthopedic medical device company specializing in designing, developing and marketing reconstructive joint devices and spinal surgical devices, Castle Brands, Inc. (NYSE MKT:ROX), a developer and marketer of premium brand spirits. Mr. Rubin previously served on the Board of Directors of Dreams, Inc., a vertically integrated sports licensing and products company (NYSE MKT: DRJ) and as a director of Safestitch Medical, Inc., a medical device Company (OTCQB:SFES), prior to its acquisition by TransEnterix, Inc. and PROLOR Biotech, Inc. prior to its merger with OKPO. Mr. Rubin was elected to the Company’s board of directors on July 1, 2008. He is a resident of the state of Florida, U.S.A. Mr. Rubin is also a member of the Company’s Audit and Governance and Nominating Committees.

Dr. Jane H. Hsiao - Director

Dr. Hsiao has served as Vice-Chairman and Chief Technical Officer of OPKO since May 2007. Dr. Hsiao served as the Vice Chairman-Technical Affairs of IVAX from 1995 to January 2006. Dr. Hsiao served as Chairman, Chief Executive Officer and President of IVAX Animal Health, IVAX’s veterinary products subsidiary, from 1998 to 2006. Dr. Hsiao has served as Chairman of the Board of each of TransEnterix, Inc. (OTCQB:TRXC) and Non-Invasive Monitoring Systems, Inc. (OTCBB:NIMU), both medical device companies, since September 2007 and October 2008, respectively, and was named Interim Chief Executive Officer of Non-Invasive Monitoring Systems, Inc. in February 2012. In addition, Dr. Hsiao accepted a position as Director at Cocrystal Pharma, Inc., a company using unique nucleoside chemistry to develop novel antiviral therapeutics as treatments for serious and/or chronic viral diseases. Dr. Hsiao previously served as a director for Sorrento Therapeutics, Inc. (OTCBB:SRNE), a development stage biopharmaceutical company and PROLOR Biotech, Inc. prior to its merger with OPKO. Dr. Hsiao was elected to the Company’s board of directors on July 1, 2008. She is a resident of the state of Florida, U.S.A. Dr. Hsiao is also a member of the Company’s Compensation and Governance and Nominating Committee.

Dr. William O’Neill - Director

Currently, Dr. O’Neill is the Medical Director, Center for Structural Heart Disease, Henry Ford Hospital, Detroit, Michigan. Previously, he was Executive Dean of Clinical Affairs and Chief Medical Officer, University of Miami Health System at the Miller School of Medicine, University of Miami. Prior to this position, from 1987 to 2006, Dr. O’Neill was the director of the division of Cardiovascular Disease at William Beaumont Hospital, Royal Oak, co-director of the Beaumont Heart Center, Royal Oak, and Corporate Chief of Cardiology, William Beaumont Hospitals, Royal Oak and Troy. Dr. O’Neill was named Vice Chair Department of Internal Medicine for Research in January 2003. Prior to joining Beaumont, he was Director of the cardiac catheterization laboratory at the University of Michigan in Ann Arbor and was an Associate Professor of Medicine at the University of Michigan Medical School. Dr. O’Neill is an international leader in the field of interventional cardiology and in the research of new techniques to diagnose and treat obstructed heart arteries.

Dr. O’Neill was originally elected to the Board on July 1, 2008. He is a resident of the state of Michigan, U.S.A. Dr. O’Neill is also a member of the Company’s Compensation and Governance and Nominating Committee.

He is certified in interventional cardiology and cardiovascular disease by the American Board of Internal Medicine. An author of more than 35 book chapters, 230 articles and 330 abstracts, Dr. O’Neill is a graduate of Wayne State University School of Medicine and completed a cardiology fellowship at the University of Michigan Hospital.

Cease Trade Orders and Bankruptcies

No proposed director of the Company is, as of the date of this Management Information Circular, or has been, within the ten years prior to the date hereof, a director or chief executive officer or chief financial officer of any company (including the Company) that: (i) was subject to an order that was issued while the proposed director was acting as a director, chief executive officer or chief financial officer; or (ii) was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

No proposed director of the Company is, at the date of this Management Information Circular, or has been within ten years before the date of this Management Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Penalties and Sanctions

No proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Individual Bankruptcies

No proposed director of the Company has, within the ten years before the date of this Management Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

APPOINTMENT OF AUDITOR

Grant Thornton LLP, Chartered Accountants, Suite 1600, 333 Seymour Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at remuneration to be fixed by the directors.

To be approved, the resolution must be passed by a majority of the votes cast by the holders of Common Shares at the Meeting. Management recommends a vote “for” in respect of the resolution approving the appointment of the auditor and authorizing the directors to fix the auditor’s remuneration.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Management Information Circular certain information concerning the constitution of its audit committee (the “Audit Committee”) and its relationship with its independent auditor. Such disclosure is set forth below:

The Audit Committee’s Mandate

The Audit Committee has a mandate, which was approved by the Board on April 29, 2014. A copy of the Audit Committee Mandate is attached as Schedule A hereto (the “Audit Committee Mandate”).

Composition of the Audit Committee

The members of the Audit Committee are Paul Geyer, Steven Rubin and Doug Janzen.

All members of the Audit Committee are independent for the purposes of NI 52-110 and are considered to be financially literate.

Relevant Education and Experience

See heading “Director Biographies” above for a description of the education and experience of each of the members of the Audit Committee that is relevant to their performance as an audit committee member, in particular, any education or experience that would provide the member with:

(i)	an understanding of the accounting principles used by the issuer to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

(ii)	experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the issuer’s financial statements, or experience actively supervising individuals engaged in such activities; and

(iii)	an understanding of internal controls and procedures for financial reporting.

Audit Committee Oversight

The Audit Committee has not made any recommendations to the Board to nominate or compensate any auditor other than Grant Thornton LLP.

Reliance on Certain Exemptions

The Company’s auditor, Grant Thornton LLP, did not provide any non-audit services during the financial year ended December 31, 2014 (see the heading “Audit Committee and Relationship with Auditor – External Auditor Service Fees” below).

Since the effective date of NI 52-110, the Company has not relied on the exemptions contained in section 2.4 or Part 8 of NI 52-110. Section 2.4 provides an exemption from the requirements that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of NI 52-110, in whole or in part.

Pre-Approval Policies and Procedures

See the Audit Committee Mandate attached hereto as Schedule A for specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The Audit Committee has reviewed the nature and amount of the non-audited services provided by Grant Thornton LLP to the Company to ensure auditor independence. Fees incurred with Grant Thornton LLP for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table:

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2013	Fees Paid to Auditor in Year Ended December 31, 2014
Audit Fees(1)	$49,433	$174,075
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$5,725	Nil
All Other Fees(4)	$24,948	Nil
Total	$80,106	$174,075

Notes:

(1)	“Audit Fees” include fees necessary to perform the annual audit of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)	“Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)	“Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)	“All Other Fees” include all other non-audit services.

CORPORATE GOVERNANCE

General

Corporate governance refers to the policies and structure of the board of directors of a corporation, whose members are elected by and are accountable to the shareholders of the corporation. Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and adoption of policies to ensure the board of directors recognizes the principles of good management. The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. The Canadian Securities Administrators (the “CSA”) have adopted National Policy 58-201 Corporate Governance Guidelines, which provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, the CSA have implemented National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), which prescribes certain disclosure by the Company of its corporate governance practices. This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with NI 58-101.

Board of Directors

The Board currently consists of six directors: Paul Geyer (Chairman of the Board), Alexei Marko (Chief Executive Officer), Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O’Neill.

The Board approved a board mandate on April 29, 2014 (the “Board Mandate”). The Board Mandate requires that the Board meet as required, but at least once a quarter. In addition, management provides updates to the Board on a monthly basis between Board meetings. Depending on the level of activity, the Board will meet on an ad hoc basis where necessary to provide input and guidance to management. In general, management consults with the Board frequently and the Board is well informed regarding the Company’s affairs.

The Board Mandate requires that the Board be comprised of a majority of “independent” directors. Paul Geyer, Doug Janzen, Steven Rubin, Dr. Jane Hsiao and Dr. William O’Neill are independent directors as defined in NI 58-101 and NI 52-110. Alexi Marko (an executive officer of the Company) is deemed not to be an independent director of the Company.

The Board Mandate requires that the independent directors meet as required without non-independent directors and management, but at least once quarterly. Additionally, where necessary, the Board strikes special committees of independent directors to deal with matters requiring independence. The Board Mandate requires that the Board maintain a supervisory role over management, and requires that the Board will:

(a)	to the extent feasible, satisfy itself as to the integrity of the Chief Executive Officer (“CEO”) and other executive officers and that all such executive officers are creating a culture of integrity throughout the Company;

(b)	ensure that the CEO is appropriately managing the business of the Company;

(c)	ensure appropriate succession planning is in place;

(d)	establish corporate objectives for the CEO annually and evaluate the performance of the CEO against these corporate objectives;

(e)	consider and approve major business initiatives and corporate transactions proposed by management; and

(f)	ensure the Company has internal control and management information systems in place.

Composition of the Board is such that a majority of the independent directors have significant experience in corporate affairs. As a result, these Board members are able to provide significant and valuable independent supervision over management.

Directorships

The following directors of the Company are also directors of other reporting issuers as set out below:

Name of Director	Name of Reporting Issuer	Name of Exchange Listed On
Douglas Janzen	Aequus Pharmaceuticals Inc.	TSXV
	Ico Therapeutics Inc.	TSXV
Steven Rubin	Castle Brands, Inc.	NYSE Amex
	Cocrystal Pharma, Inc.	OTCBB
	Non Invasive Monitoring Systems, Inc.	OTCBB
	OPKO Health, Inc.	NYSE
	Sevion Therapeutics, Inc.	OTCBB
	Tiger Media, Inc.	NYSE Amex
	Tiger X Medical, Inc.	OTCBB
Dr. Jane Hsiao	Cocrystal Pharma, Inc.	OTCBB
	Non Invasive Monitoring Systems, Inc.	OTCBB
	OPKO Health, Inc.	NYSE
	TransEnterix, Inc.	OTCQB

Orientation and Continuing Education

The Board Mandate requires the Board to develop a process for the orientation and education of new members of the Board, and support continuing education opportunities for all members of the board. In addition, the Company’s Corporate Governance and Nominating Committee (the “CGNC”) has a written Mandate (the “CGNC Mandate”), which requires that the CGNC:

(a)	ensure that a process is established for the orientation and education of new directors, to both the nature and operation of the Company’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Company expects from its directors); and

(b)	ensure that the directors receive adequate information and continuing education opportunities on an on-going basis to enable them to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Company’s business remains current.

Most Board meetings are held by conference call, often including presentations by various functional areas, to give Board members additional insight into the business.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) governing directors, executive officers and employees of the Company and its subsidiaries, which sets forth basic standards of ethical and legal behavior, and provides mechanisms for known or suspected ethical or legal violations. A copy of the Code was filed on the Company’s SEDAR profile at www.sedar.com on May 15, 2014. The Board monitors compliance with the Code by ensuring that all employees have read and understood the Code and by charging management with bringing to the Board’s attention any issues that arise with respect to the Code.

In addition, the Board has adopted a Whistleblower Policy and process, which allows for anonymous submission of complaints or issues relating to the Code or to any accounting or financial improprieties that may arise.

The Company also has a Disclosure Policy (the “Disclosure Policy”) that is required to be followed by members of the Board, executive officers, and employees. The Disclosure Policy seeks to ensure that material information about the Company is communicated in a timely, factual and accurate manner, and broadly disseminated in accordance with applicable legal and regulatory requirements. The Disclosure Policy also establishes trading restrictions and blackout periods applicable to the Company’s directors, executive officers, employees, and certain other persons as described in the Disclosure Policy.

Neovasc has also adopted a Harassment Policy which seeks to provide a safe and respectful work environment that is free from harassment by, among other things, providing mechanisms through which harassing behavior may be reported, investigated and addressed.

Nomination of Directors

The process of nominating new directors to the Board involves the CGNC, the Board and management. The Board Mandate requires that appointments to the Board be reviewed on an annual basis. The CGNC Mandate requires that the CGNC identify, in consultation with the CEO, and recommend new directors with appropriate skills to the Board. The CGNC must assess whether each of the candidates so identified will be an independent director. In making its recommendations, the CGNC is required to consider:

(a)           the competencies and skills considered necessary for the Board as a whole to possess;

(b)           the competencies and skills that each existing director possesses; and

(c)           the competencies and skills each new nominee will bring to the Board.

In addition, the CGNC considers whether each new nominee can devote sufficient time and resources to his or her duties as a member of the Board. Recommendations made by the CGNC are considered and discussed, and if a candidate looks promising, the CGNC, the Board and management will conduct due diligence on the candidate. If the results are satisfactory, the candidate is invited to join the Board.

The Company currently has two women serving as executive officers or directors of the Company. The Company has not adopted a formal policy for the identification and nomination of female directors on a going forward basis nor has the Company imposed any formal targets for representation on its Board. The Company annually considers the experience and qualifications of its existing directors before nominating directors for re-election but at this time does not have a formal policy that imposes director term limits. When vacancies arise on its Board, the Company thoroughly considers the Board’s current composition, the Board needs on a going forward basis, as well as the experience and qualifications of potential nominees. The Company will continue to review its nomination procedures and will consider updating those procedures as necessary.

Compensation

The CEO’s compensation is determined by the Board (excluding the CEO), based on the recommendation of the Board’s Compensation Committee (the “Compensation Committee”). The Compensation Committee mandate (the “Compensation Committee Mandate”) states that the Compensation Committee will, in making its recommendation regarding the CEO’s salary, also review and consider the Company’s corporate goals and objectives and performance.

The Compensation Committee Mandate also tasks the Compensation Committee with reviewing and recommending changes to the compensation of the Board, as necessary, based on consideration of factors and issues relevant to the Company. Compensation for Board members is determined by the Board as a whole taking into consideration any recommendations of the Compensation Committee.

For further information, see heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.

Board Committees

The Board believes that its proper governance and effectiveness in carrying out its duties is greatly enhanced by the use of committees. To assist in the discharge of its responsibilities, the Board has designated three standing committees: the Audit Committee, the Compensation Committee and the CGNC. The written mandates governing each of these committees require that the committees be comprised of independent directors.

The Audit Committee oversees the financial reporting procedures to satisfy itself that there are adequate internal controls over accounting and financial reporting systems. The Audit Committee sets out its duties and responsibilities in the Audit Committee Mandate of the Company. For further information about the Audit Committee, see the heading “Audit Committee and Relationship with Auditor” above.

The Compensation Committee is composed of Dr. Jane Hsiao, Doug Janzen and Dr. William O’Neill, all of whom are independent directors. See heading “Director Biographies” above for a description of the education and experience of each of the members of the Compensation Committee that is relevant to their performance as a Compensation Committee member. All members of the Compensation Committee have held senior positions within similar companies or faculties and are familiar with designing and reviewing executive compensation packages through their roles within those companies. For further information on the Compensation Committee, see the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Compensation Committee”.

The CGNC is currently composed of Steven Rubin, Dr. Jane Hsiao, and Dr. William O’Neill. All members of the CGNC are independent directors. The CGNC is responsible for making recommendations to the Board concerning governance matters pertaining to the shareholders and the Board. Such matters include the establishment and review of the Company’s corporate governance principles and guidelines, orientation and education of directors and the nomination of new directors.

Other Board Committees

The Board has from time to time designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities. During the most recently completed financial year, the Company did not designate any ad hoc committees.

Assessments

The CGNC Mandate requires that the CGNC be responsible for establishing systems and ensuring the effectiveness of the Board and its committees are performing effectively. At present, the CGNC assesses the effectiveness of the Board and its committees on an ongoing basis.

Position Descriptions

The Board has developed written position descriptions for the Chair of the Board, Chair of the Audit Committee, Chair of the Compensation Committee, Chair of the CGNC, and the CEO. These descriptions mandate that the appropriate chairs are responsible for, among other things, ensuring that their applicable corporate body discharges its responsibilities, scheduling and chairing meetings of such body, monitoring the completion of certain other delegated responsibilities and reporting, as applicable, on the activities of such body.

The CEO’s position description is, at a general level, the full responsibility of the day to day operation of the Company’s business in accordance with its strategic plan, budgets and policies. More specifically, the position description includes developing strategy, business plans and budgets to recommend to the Board in order to increase shareholder value, ensuring the Company has an effective management team below the level of CEO, and ensuring the business affairs of the Company are managed appropriately.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following individuals are defined as “named executive officers” or “NEOs” pursuant to Form 51-102F6 – Statement of Executive Compensation:

(a)	the CEO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(b)	the CFO of Neovasc or any person that acted in a similar capacity during the most recently completed fiscal year;

(c)	each of Neovasc’s three most highly compensated executive officers, other than the CEO and the CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total compensation was individually more than $150,000 per year; and

(d)	any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an executive officer of Neovasc at the end of the most recently completed financial year.

During the most recently completed financial year, Neovasc had five NEOs namely: Alexei Marko (CEO), Chris Clark (CFO), Brian McPherson (COO), Randy Lane (Vice President (“VP”)) of Research & Development (“R&D”), and Vicki Bebeau (VP of Clinical Affairs).

Compensation Discussion and Analysis

Compensation Committee

The Compensation Committee of the Company is composed of Dr. Jane Hsiao (Chair), Doug Janzen and Dr. William O’Neill, all of whom are independent directors of the Company. For a detailed description of the relevant experience of each member of the Compensation Committee, please see the section “Election of Directors – Director Biographies” above. The Compensation Committee provides, on behalf of the Board, detailed review, oversight and approval of the Company’s policies, practices and procedures relating to human resources to ensure ongoing, long-term development and deployment of high-caliber senior management resources. The Compensation Committee:

•	reviews and makes recommendations to the Board about the objectives, performance and compensation of the CEO;

•	reviews the recommendations of the CEO regarding:

•	compensation of the senior executive officers of the Company that report to the CEO;

•	the compensation policy of the Company (the “Executive Compensation Program”), including internal structure, annual review and relationship to market levels and changes to ensure the relationship between senior management performance and compensation is appropriate;

•	significant changes in Company’s benefit plan and human resources policies with emphasis on overall strategy and programs relating to the recruitment, development and retention of personnel; and

•	issuance of stock options to employees, consultants, and directors; and

•	reviews overall compensation programs.

Compensation Discussion and Analysis

The Executive Compensation Program is set to attract and retain the best available talent while efficiently utilizing available resources. The Company compensates executive management with a package typically including a base salary (“Base Salary”), an incentive compensation plan (“Incentive Compensation”) and equity compensation (the “Equity Compensation”) designed to be competitive with comparable employers and to align management’s compensation with the long-term interests of the Company’s shareholders. Incentive Compensation is used as a short-term incentive to achieve Company objectives and the Equity Compensation is designed to allow the participants to enjoy the benefits of any increase in Company valuation and share price, should such an increase occur.

The Base Salary, Incentive Compensation and Equity Compensation for the Company’s NEOs were determined by the Compensation Committee. The Compensation Committee set the compensation of the NEOs using their combined industry experience. The Compensation Committee delegated to the NEOs the responsibility to set the compensation packages for all other senior management and staff.

Given the evolving nature of the Company’s business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the objectives identified above.

Compensation Committee Mandate tasks the Compensation Committee to review the Company’s compensation policies on an annual basis to determine whether they are aligned with the Company’s risk management principles and whether they might or are reasonably likely to encourage executives and employees to take excessive risks. In doing so, the Compensation Committee assesses whether the Equity Compensation Policy would likely give rise to material risks to the Company. The Company has not identified any risks arising from the Equity Compensation Policy that are reasonably likely to have a material adverse effect on the Company.

Directors and NEOs have not purchased financial instruments such as prepared variable forward contracts, equity swaps, collars or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly by the directors and NEOs.

The following table and graph compare the cumulative total shareholder return on $100 invested on Common Shares of the Corporation, with $100 invested in the S&P TSX Composite Index from December 31 2009 to December 31, 2014 (the Company’s most recent financial year end)

	December 31, 2009	December 31, 2010	December 31, 2011	December 31, 2012	December 31, 2013	December 31, 2014
Neovasc	100.00	323.00	358.33	444.44	1,138.89	2,138.89
S&P TSX Composite Index	100.00	113.28	100.74	104.77	114.79	123.30

The trend in overall compensation paid to the NEOs over the last five years has generally not tracked the performance of the market price of the Company’s common shares, nor has it tracked the S&P TSX Composite Index during the period. The Company has not included market price targets for its common shares as a component of the Company’s executive compensation program and strategy.

Base Salary

The Base Salary is set in comparison to the comparable positions in the market and in the industry. In considering the Base Salary, as well as the other components of executive management’s compensation, the Board takes into consideration the financial condition of the Company.

Stock-Based Bonuses

The Company implemented a non-cash stock-based bonus scheme for the years ended December 31, 2012, 2013, and 2014 which was applied to all of the NEOs, serving for the full year. The stock-based bonus scheme for 2012 included objectives pertaining to EBITDA, COSIRA clinical trials and Tiara developments. The NEOs were awarded 41% of their potential stock-based award for 2012 based on their achievements against the objectives. The stock-based bonus scheme for 2013 included objectives pertaining to revenue, EBITDA, COSIRA clinical trials and Tiara developments. The NEOs were awarded 100% of their potential stock-based award for 2013 based on their achievements against the objectives. The stock-based bonus scheme for 2014 included objectives pertaining to the development of the Tiara and Reducer. The NEOs were awarded 75% of their potential stock-based award for 2014 based on their achievements against the objectives. EBITDA is a non-GAAP financial measure. The Company calculates EBITDA as net earnings before interest, income taxes, depletion, depreciation and amortization.

Option-Based Awards

The Board maintains the authority to award Equity Compensation, including stock options pursuant to the Company’s stock option plan (the “Option Plan”), to the Company’s NEOs in such amounts and on such terms as the Board determines in its sole discretion. As discussed elsewhere herein, the Company’s Option Plan is a 20% fixed stock option plan. In determining NEOs’ option based Equity Compensation, the Compensation Committee reviews each executive’s contribution to the Company’s strategic goals periodically and makes recommendations to the Board. The Board will take factors such as changes in control provisions, performance criteria and previous grants into account in granting these executives’ options. The CEO and CFO were consulted on the grant of Equity Compensation and made recommendations on the grant of stock options, but the actual compensation amount was recommended by the Compensation Committee and approved by the Board. See the heading “Securities Authorized for Issuance under Equity Compensation Plans” for further information regarding the Option Plan.

Actions, Decisions or Policies Made After December 31, 2014

In February 2015 the Compensation Committee finalized the compensation plan for 2015. The Compensation Committee eliminated the stock-based bonus scheme for 2015 and instead implemented a cash-based bonus whereby cash awards up to a maximum of 30% of each NEOs Base Salary will be paid based on objectives pertaining to the development of the Tiara and Reducer.

EXECUTIVE OFFICER COMPENSATION

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years ended December 31, 2012, 2013, and 2014 is summarized as follows and expressed in Canadian dollars unless otherwise noted:

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary ($)	Share- Based Awards ($)	Option-Based Awards(1) ($)		Annual Incentive Plans ($)	Long- term Incentive Plan ($)	Pension Value ($)(3)	All Other Compensation ($)	Total Compensation ($)
Alexei Marko	2014	$348,000	N/A	$1,300,000	(2)	NIL	N/A	$13,050	NIL	$1,661,050
CEO(4)	2013	$302,500	N/A	$88,400	(2)	NIL	N/A	$11,344	NIL	$402,244
	2012	$275,000	N/A	$310,375	(2)	NIL	N/A	$10,313	NIL	$595,688

Chris Clark	2014	$278,500	N/A	$1,040,000	(2)	NIL	N/A	$10,444	NIL	$1,328,944
CFO	2013	$242,000	N/A	$70,720	(2)	NIL	N/A	$9,075	NIL	$321,795
	2012	$220,000	N/A	$248,300	(2)	NIL	N/A	$8,250	NIL	$476,550

Brian	2014	$221,500	N/A	$780,000	(2)	NIL	N/A	$8,306	NIL	$1,009,806
McPherson	2013	$192,500	N/A	$53,040	(2)	NIL	N/A	$7,219	NIL	$252,759
COO	2012	$175,000	N/A	$186,225	(2)	NIL	N/A	$6,563	NIL	$367,788

Randy Lane	2014	$181,500	N/A	$1,170,000	(2)	NIL	N/A	$6,806	NIL	$1,358,306
VP, Research &	2013	$174,900	N/A	$35,360	(2)	NIL	N/A	$5,546	NIL	$216,819
Development(5)	2012	$122,222	N/A	$124,150	(2)	NIL	N/A	$4,583	NIL	$250,955

Vicki Bebeau	2014	$161,993	N/A	$813,000	(2)	NIL	N/A	$0	NIL	$974,993
VP, Clinical Affairs(6)

Notes:

(1)	The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.75%; b) expected life of 5 years; c) the price of the stock on the grant date of $6.50; d) expected volatility of 112.46%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)	These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.

(3)	Amounts equal to RRSP monthly payments by the Company. See “Pension Plan Benefits”.

(4)	Mr. Marko did not receive any compensation related to his services as a director of the Company.

(5)	Mr. Randy Lane was appointed as Director of R&D on July 1, 2011. Mr. Lane was promoted to VP, R&D on May 5, 2014.

(6)	Ms. Vicki Bebeau was appointed as VP, Clinical Affairs on May 5, 2014.

INCENTIVE PLAN AWARDS

Outstanding Share-based Awards and Option-based Awards

No share-based awards were granted to the NEOs in the most recent financial year. The following table sets out all option-based awards as at December 31, 2014, for each NEO:

	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Alexei Marko	500,000	$0.355	February 19, 2015	$3,672,500	N/A	N/A	N/A
CEO & Director	232,500	$1.00	January 26, 2016	$1,557,750	N/A	N/A	N/A
	238,750	$1.45	February 3, 2017	$1,492,188	N/A	N/A	N/A
	40,000	$2.49	February 27, 2018	$208,400	N/A	N/A	N/A
	250,000	$6.50	April 15, 2019	$300,000	N/A	N/A	N/A

Chris Clark	375,000	$0.355	February 19, 2015	$2,754,375	N/A	N/A	N/A
CFO & Secretary	186,000	$1.00	January 26, 2016	$1,246,200	N/A	N/A	N/A
	191,000	$1.45	February 3, 2017	$1,193,750	N/A	N/A	N/A
	32,000	$2.49	February 27, 2018	$166,720	N/A	N/A	N/A
	200,000	$6.50	April 15, 2019	$240,000	N/A	N/A	N/A

Brian McPherson	250,000	$0.355	February 19, 2015	$1,836,250	N/A	N/A	N/A
COO	139,500	$1.00	January 26, 2016	$934,650	N/A	N/A	N/A
	143,250	$1.45	February 3,2017	$895,313	N/A	N/A	N/A
	24,000	$2.49	February 27, 2018	$125,040	N/A	N/A	N/A
	150,000	$6.50	April 15, 2019	$180,000	N/A	N/A	N/A

	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)(1)	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Randy Lane	40,000	$0.355	February 19, 2015	$293,800	N/A	N/A	N/A
VP of R&D(2)	20,000	$0.355	May 17, 2015	$146,900	N/A	N/A	N/A
	100,000	$1.00	January 26, 2016	$670,000	N/A	N/A	N/A
	80,000	$1.00	June 14, 2016	$536,000	N/A	N/A	N/A
	95,500	$1.45	February 3,2017	$596,875	N/A	N/A	N/A
	16,000	$2.49	February 27, 2018	$83,360	N/A	N/A	N/A
	225,000	$6.50	April 15, 2019	$270,000	N/A	N/A	N/A
					N/A	N/A	N/A

Vicki Bebeau	150,000	$6.80	May 12, 2019	$135,000	N/A	N/A	N/A
VP of Clinical Affairs(3)

Notes:

(1)	Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2014 ($7.70 closing price on the TSX) and the exercise price of the options.
(2)	Mr. Randy Lane was appointed as Director of R&D on July 1, 2011. Mr. Lane was promoted to VP, R&D on May 5, 2014.
(3)	Ms. Vicki Bebeau was appointed as VP, Clinical Affairs on May 5, 2014.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each NEO:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Alexei Marko CEO & Director	$580,250	N/A	N/A
Chris Clark CFO & Secretary	$436,175	N/A	N/A
Brian McPherson COO	$222,700	N/A	N/A
Randy Lane(2) VP of R&D	$418,760	N/A	N/A
Vicki Bebeau (3) VP of Clinical Affairs	$0	N/A	N/A

Notes:

(1)	All options are granted at market price.
(2)	Mr. Randy Lane was appointed as Director of R&D on July 1, 2011. Mr. Lane was promoted to VP, R&D on May 5, 2014.
(3)	Ms. Vicki Bebeau was appointed as VP, Clinical Affairs on May 5, 2014.

PENSION PLAN BENEFITS

The Company does not provide a pension plan for NEOs. The Company matches 50% of the contributions paid by NEOs into their Registered Retirement Savings Plans (“RRSP”). The NEOs each contribute 7.5% of their salaries to their respective RRSPs and receive a benefit of a 3.75% contribution paid by the Company.

TERMINATION, CHANGE OF CONTROL BENEFITS AND EMPLOYMENT CONTRACTS

Except as follows, the Company has not entered into any contracts, agreements, plans or arrangements that provide payments to a NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a NEO’s responsibilities:

1.	In July 2008, Mr. Marko became CEO of the Company. Pursuant to his employment agreement, as amended, Mr. Marko is entitled to a base salary, which was $348,000 for the 2014 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Marko is entitled to receive the entirety of his compensation for an additional 12-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Marko will receive a cash payment equal to approximately 2 times his existing compensation. Mr. Marko’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 12 months of the termination of his employment, for any reason. Assuming Mr. Marko was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $465,450

Termination within 12 months following a change of control: $930,900

2.	In October 2007, Mr. Clark became CFO of the Company. Pursuant to his employment agreement, as amended, Mr. Clark is entitled to a base salary, which was $278,500 for the 2014 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Clark is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Clark will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Clark’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Clark was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $279,371

Termination within 12 months following a change of control: $465,618

3.	In June 2009, Mr. McPherson became COO of the Company. Pursuant to his employment agreement, as amended, Mr. McPherson is entitled to a base salary, which was $221,500 for the 2014 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. McPherson is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. McPherson will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. McPherson’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. McPherson was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $222,193

Termination within 12 months following a change of control: $370,321

4.	In July 2011, Mr. Lane became Director, R&D of the Company. Pursuant to his employment agreement, as amended, Mr. Lane is entitled to a base salary, which was $181,500 for the 2014 financial year, a bonus of up to 30% of his salary based on meeting certain operational objectives, RRSP matching and to participate in the Company’s Option Plan. Upon termination without cause, Mr. Lane is entitled to receive the entirety of his compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Mr. Lane will receive a cash payment equal to approximately 1.25 times his existing compensation. Mr. Lane’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of his employment, for any reason. Assuming Mr. Lane was terminated on the last business day of most recently completed financial year, he would receive the following estimated payments:

Termination without cause: $182,068

Termination within 12 months following a change of control: $303,446

5.	In May 2014, Ms. Bebeau became VP, Clinical Affairs of the Company. Pursuant to her employment agreement, as amended, Ms. Bebeau is entitled to a base salary, which was US$220,000 for the 2014 financial year, a bonus of up to 30% of her salary based on meeting certain operation objectives, 401k matching and to participate in the Company’s Option Plan. Upon termination without cause, Ms. Bebeau is entitled to receive the entirety of her compensation for an additional 9-month period. In addition, if such termination occurs within 12 months of a change of control, Ms. Bebeau will receive a cash payment equal to approximately 12 months of a change of control. Ms. Bebeau will receive a cash payment equal to approximately 1.25 times her existing compensation. Ms. Bebeau’s employment agreement also provides for certain non-competition and non-solicitation restrictions within 9 months of the termination of her employment, for any reason. Assuming Ms. Bebeau was terminated on the last business day of most recently completed financial year, she would receive the following estimated payments:

Termination without cause: US$220,688

Termination within 12 months following a change of control: US$367,813

DIRECTOR COMPENSATION

In 2014, the directors of the Company (excluding any executive officers) were paid an annual retainer of US$20,000, without any meeting fees. In addition the Chairman of the Board, Mr. Paul Geyer, was paid an extra annual retainer of US$10,000 and the Chairman of the Audit Committee, Mr. Steven Rubin, was paid an extra annual retainer of US$10,000.

Summary Compensation Table

During the Company’s most recently completed financial year of December 31, 2014, the compensation paid to each director, who was not an NEO, is summarized as follows:

					Non-Equity Incentive Plan Compensation
Name and Principal Position	Salary ($)	Share- Based Awards ($)	Option- Based Awards(1) ($)		Annual Incentive Plans(2) ($)	Long-term Incentive Plan ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Paul Geyer Chairman	$33,453	N/A	$416,000	(2)	NIL	N/A	N/A	NIL	$449,453

Steven Rubin Director	$33,453	N/A	$390,000	(2)	NIL	N/A	N/A	NIL	$423,453

Douglas Janzen Director	$22,303	N/A	$338,000	(2)	NIL	N/A	N/A	NIL	$360,303

Jane Hsiao Director	$22,303	N/A	$338,000	(2)	NIL	N/A	N/A	NIL	$360,303

William O’Neill Director	$22,303	N/A	$338,000	(2)	NIL	N/A	N/A	NIL	$360,303

Notes:

(1)	The Company uses the Black-Scholes option pricing model to calculate the fair value of option based awards. The model requires six key inputs: risk free interest rate, exercise price, market price at date of issue, expected dividend yield, expected life and expected volatility, all of which, other than the exercise price and market price, are estimates by management of the Company. The fair value was computed using the Black-Scholes option pricing model with the following assumptions: a) average risk-free interest rate of 1.75%; b) expected life of 5 years; c) the price of the stock on the grant date of $6.50; d) expected volatility of 112.46%; and e) no expected dividend payments. The Black-Scholes model was used to compute option fair values because it is the most commonly used option pricing model and is considered to produce a reasonable estimate of fair value.

(2)	These numbers are calculated in accordance with IFRS 2 Share-based Payment (pre and post adoption of IFRS) and are the same numbers as used in the Company’s financial statements.

Share-based Awards and Option-based Awards

No share-based awards were granted to the directors in the most recent financial year. The following table sets out all option-based awards as at December 31, 2014, for each director who was not an NEO:

	Option- based Awards				Share-based Awards
Name and Principal Position	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)(1)	Number of shares of units or shares that have not vested	Market or payout value of share- based awards that have not vested ($)	Market or payout value of vested share- based awards not paid out or distributed ($)
Paul Geyer	17,500	$0.355	February 19, 2015	$128,538	N/A	N/A	N/A
Chairman	62,500	$0.355	May 17, 2015	$459,063	N/A	N/A	N/A
	80,000	$1.00	January 26, 2016	$536,000	N/A	N/A	N/A
	80,000	$1.45	February 3, 2017	$500,000	N/A	N/A	N/A
	80,000	$2.49	February 27, 2018	$416,800	N/A	N/A	N/A
	80,000	$6.50	April 15, 2019	$96,000	N/A	N/A	N/A

Douglas Janzen	12,500	$0.355	February 19, 2015	$91,813	N/A	N/A	N/A
Director	52,500	$0.355	May 17, 2015	$385,613	N/A	N/A	N/A
	65,000	$1.00	January 26, 2016	$435,500	N/A	N/A	N/A
	65,000	$1.45	February 3, 2017	$406,250	N/A	N/A	N/A
	40,000	$1.30	September 19, 2017	$256,000	N/A	N/A	N/A
	65,000	$2.49	February 27, 2018	$338,650	N/A	N/A	N/A
	65,000	$6.50	April 15, 2019	$78,000	N/A	N/A	N/A

Jane Hsiao	17,500	$0.355	February 19, 2015	$128,538	N/A	N/A	N/A
Director	52,500	$0.355	May 17, 2015	$385,613	N/A	N/A	N/A
	65,000	$1.00	January 26, 2016	$435,500	N/A	N/A	N/A
	65,000	$1.45	February 3, 2017	$406,250	N/A	N/A	N/A
	65,000	$2.49	February 27, 2018	$338,650	N/A	N/A	N/A
	65,000	$6.50	April 15, 2019	$78,000	N/A	N/A	N/A

Steven Rubin	22,500	$0.355	February 19, 2015	$165,263	N/A	N/A	N/A
Director	57,500	$0.355	May 17, 2015	$422,338	N/A	N/A	N/A
	75,000	$1.00	January 26, 2016	$502,500	N/A	N/A	N/A
	75,000	$1.45	February 3, 2017	$468,750	N/A	N/A	N/A
	75,000	$2.49	February 27, 2018	$390,750	N/A	N/A	N/A
	75,000	$6.50	April 15, 2019	$90,000	N/A	N/A	N/A

William O’Neill	12,500	$0.355	February 19, 2015	$91,813	N/A	N/A	N/A
Director	52,500	$0.355	May 17, 2015	$385,613	N/A	N/A	N/A
	65,000	$1.00	January 26, 2016	$435,500	N/A	N/A	N/A
	65,000	$1.45	February 3, 2017	$406,250	N/A	N/A	N/A
	65,000	$2.49	February 27, 2018	$338,650	N/A	N/A	N/A
	65,000	$6.50	April 15, 2019	$78,000	N/A	N/A	N/A

Notes:

(1)	Value of unexercised in-the-money options is calculated based upon the difference between the market value of the Company’s common shares as at December 31, 2014 ($7.70 closing price on the TSX) and the exercise price of the options.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table summarizes the value vested or earned under incentive plans for the most recently completed financial year, for each director who was not an NEO:

Name and Principal Position	Option-Based Awards – Value Vested During the Year ($)(1)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Paul Geyer Chairman	$0	N/A	N/A
Douglas Janzen Director	$0	N/A	N/A
Jane Hsiao Director	$0	N/A	N/A
Steven Rubin Director	$0	N/A	N/A
William O’Neill Director	$0	N/A	N/A

Notes:

(1)	All options are granted at market price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The shareholders of the Company approved the Option Plan at the annual general meeting of shareholders held on June 12, 2012 and subsequently at the annual general meeting held on June 18, 2013. At the Company’s annual general meeting of the shareholders held on June 18, 2014, the Company approved amendments to the Option Plan to increase the number of Common Shares reserved for issuance under the Option Plan by 1,344,264, for a maximum of 10,515,860 Common Shares.

On February 3, 2015, the Company announced the closing of an underwritten public offering of 12,075,000 Common Shares at a price per share of US$7.19. 10,415,000 of the Common Shares were sold by the Company from treasury and the remaining 1,660,000 Common Shares were offered and sold by certain directors, officers and employees of the Company (the “Selling Shareholders”). The Selling Shareholders acquired their Common Shares sold pursuant to said offering through the exercise of previously issued stock options under the Option Plan.

Equity Compensation Plan Information

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (as at December 31, 2014)		Weighted-average exercise price of outstanding options, warrants and rights (as at December 31, 2014)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (as at December 31, 2014)
Equity compensation plans approved by securityholders(1)	9,346,389	(2)(3)	$2.37	112,329	(4)
Equity compensation plans not approved by securityholders	N/A		N/A	N/A
Total	9,346,389	(2)(3)	$2.37	112,329	(4)

Notes:

(1)	The current fixed share Option Plan provides that 10,515,860 Common Shares (approximately 15.8% of the issued and outstanding Common Shares of the Company as of the date hereof) are reserved for issuance as options for eligible optionees (the “Optionees”). The Option Plan enables the directors, executive officers, employees and consultants of the Company and its affiliates to participate in the growth and development of the Company by providing such persons with the opportunity, through options to purchase Common Shares, to acquire an increased proprietary interest in the Company that is aligned with the interests of the shareholders.

(2)	This number represents 14.0% of the Company’s issued and outstanding Common Shares as of the date hereof.

(3)	Of which 236, 308 are options outstanding outside of the Option Plan, assumed in connection with the acquisition of B-Balloon Ltd. and Neovasc Medical Ltd. on July 1, 2008.

(4)	An additional 1,293,450 Common Shares became available for future issuance on January 1, 2015 pursuant to the Option Plan’s replenishment feature.

In accordance with the term of the Option Plan, as administered by the Board, the Board may grant options to directors, executive officers, employees and consultants of the Company and its affiliates. The Option Plan was adopted to offer incentives to directors, executive officers, employees, management and others who provide services to the Company or any subsidiary, to act in the best interests of the Company. The Board, in consultation with the Company’s Compensation Committee, has the discretion to determine to whom options will be granted, the number and exercise price of such options and the terms and time frames in which the options will vest and be exercisable.

The Option Plan provides that the Company can reserve for issuance up to 10,515,860 Common Shares as options (each, an “Option”). As of the date hereof, this number represents 15.8% of the Company’s issued and outstanding Common Shares.

The Option Plan also contains a replenishment feature, which provides that the maximum number of Common Shares that may be issued as Options does not increase, provided that at the end of each fiscal year the number of Common Shares that are issued on the exercise of Options shall again become available to be made subject to an Option that may be granted in a subsequent fiscal year.

The exercise price for Options issued under the Option Plan will be set by the Board; however, the exercise price of an Option cannot be less than the Market Price (as defined therein) at the time of such grant of Options. The Market Price is defined as the volume weighted average trading price of the Common Shares, calculated by dividing the total value by the total volume of securities traded for the five trading days immediately preceding the exercise date. To exercise their Options, participants must either provide a certified cheque, wire transfer or bank draft, or may utilize the net settlement feature of the Option Plan. Upon such an exercise, the Company will deliver to such participant that number of Common Shares equal to the following formula:

That number of fully paid and non-assessable Common Shares (“X”) equal to the number of options (“Y”) multiplied by the quotient obtained by dividing the result of the Market Price of one Common Share (“B”) less the Exercise Price per Common Share (“A”) by the Market Price of one Common Share (“B”). Expressed as a formula, such conversion shall be computed as follows:

The Option Plan provides that a holder may exercise their options in cash, or by providing a written notice to the Company pursuant to which the holder agrees to transfer and dispose of a specified number of options to the Company in exchange for Common Shares having a fair market value equal to the fair market value of such options disposed of and transferred to the Company.

The Option Plan provides that the maximum number of Common Shares issuable to insiders under such plan cannot exceed the “Insider Participation Limit”, which means the number of Common Shares: (i) issued to Insiders within any one year period; and (ii) issuable to Insiders at any time; under the Option Plan, or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s total issued and outstanding Common Shares, respectively.

An option is personal to the grantee of the option and is non-transferable and non-assignable. The Option Plan does not provide for or contemplate the provision of financial assistance to facilitate the exercise of options and the issuance of Common Shares. If the employment or appointment of an option holder with the Company or its affiliates is terminated by either party for any reason other than termination for cause, the options held by such option holder must be exercised within 120 days of the date of termination of the option holder’s employment or appointment with the Company. If terminated for cause, the options held by such option holder terminate and are cancelled upon the holder ceasing to be a director, executive officer or employee of the Company or its affiliates. In the case of the death of a holder, any vested option held by him at the date of death will become exercisable by the holder’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such holder and the date of expiration of the term otherwise applicable to such option.

In the normal course of business, there are times when the Company’s directors, executive officers and employees are party to material undisclosed information about the Company. Such periods are referred to as a “Blackout Period”. During a Blackout Period, securities laws prohibit such persons from trading in the Company’s securities, including exercising any option they may hold. Blackout Periods can be put into effect at any time, but are scheduled to occur prior to the release of the Company’s financial statements. The Option Plan provides that if the expiry date for any Option should fall within a Blackout Period, or within nine days of the expiration of a Blackout Period, such expiry date shall be automatically extended for a period of ten days beyond the expiration of the Blackout Period.

The Option Plan contains standard adjustment and anti-dilution provisions for changes in the capital structure of the Company. The Option Plan also includes provisions pursuant to the recent amendments to the Income Tax Act (Canada) which requires the Company to withhold and remit to Canada Revenue Agency, the estimated tax on the deemed benefit arising from the exercise of a stock option. The Option Plan also provides that in the event of a change of control of the Company, or in the event of a sale of all or substantially all of either the Tiara or Reducer assets, all previously granted options will immediately vest and become exercisable.

In order to comply with certain provisions of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States (the “Code”), in the granting of Options to eligible participants who are citizens or residents of the United States (including its territories, possessions and all areas subject to its jurisdiction), the Option Plan provides that subject to certain conditions, such Options may be granted as incentive stock options (within the meaning of the Code) (“ISOs”). The Option Plan limits the aggregate total of ISOs available to grant to 500,000 of the maximum number of Options available for issuance.

Finally, the Board may, subject to the requirements of the TSX Company Manual, at any time and from time to time, amend any of the provisions of the Option Plan without consent or approval from shareholders, including without limitation:

(a)	to make any amendment of a typographical, grammatical, clerical or administrative nature or clarification correcting or rectifying any ambiguity, immaterial inconsistency, defective provision, mistake, or error or omission;

(b)	to change the provisions relating to the manner of exercise of Options, including changing or adding any form of financial assistance provided by the Company, or adding or amending provisions relating to a cashless exercise of Options which provisions so added or amended provide for a full deduction of the underlying common shares of the Company from the maximum number reserved for issuance under the Option Plan;

(c)	to change the terms, conditions and mechanics of grant, vesting, exercise and early expiry of Options, provided that no such change may extend an outstanding Option’s expiry date;

(d)	to change the provisions for termination or cancellation of Options so long as the change does not permit the Company to grant an Option with an expiry date of more than maximum allowable expiry date in the TSX Company Manual or to extend an outstanding Option’s expiry date;

(e)	to make any addition to, deletion from or alteration of the provisions of the Option Plan or any Option that are necessary to comply with applicable law or the requirements of any regulatory or governmental agency or applicable stock exchange and to avoid unanticipated consequences deemed by the board of directors to be inconsistent with the purpose of the Option Plan; and

(f)	to change the transferability of Options to permit a transfer or assignment to a spouse or other family member, an entity controlled by the Option holder or spouse or family member, an RRSP, TFSA, RRIF or managed investment account of the Option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the Option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes.

The above amendment provisions are also subject to, among other things, the following restricted amendment provisions (which will require Disinterested Shareholder Approval as such term is defined in the TSX Company Manual):

1.	any reduction in the exercise price of an Option previously granted to an Insider (as defined in the TSX Company Manual);

2.	subject to limited exceptions, any extension of the expiry date of an Option previously granted to an Insider (as defined in the TSX Company Manual);

3.	any amendment to remove or to exceed the Insider Participation Limit (as defined in the TSX Company Manual);

4.	any increase in the maximum number of securities issuable under the Option Plan, either as a fixed number or a fixed percentage of the Company’s issued and outstanding common shares; and

5.	any amendment to the amendment provisions described above.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

This Management Information Circular briefly describes (and, where practicable, states the approximate amount) of any material interest, direct or indirect, of any informed person of the Company, any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Company has purchased insurance for the benefit of its directors and executive officers against liability incurred by them, subject to certain limitations contained in and as outlined in the insurance policies. For the 12-month period ending June 30th, 2015, the policy provides coverage to directors and executive officers in the aggregate amount in any policy year of $20,000,000, subject to a deductible of $0 for Insured Persons under Insuring Agreement A (as defined in the policy) not indemnified by the company and $50,000 in respect of all other claims under Insuring Clause B. The total of premiums and fees charged for this insurance during the 2014-2015 policy term was $134,887.50.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year ended December 31, 2014. The Company will provide to any person or company, upon request to Chris Clark, CFO, one copy of the comparative financial statements of the Company filed with the applicable securities regulatory authorities for the Company’s two most recently completed financial years in respect to which such financial statements have been issued, together with the report of the auditor, related management’s discussion and analysis and any interim financial statements of the Company filed with the applicable securities regulatory authorities subsequent to the filing of the annual financial statements.

Copies of the above documents will be provided free of charge to securityholders of the Company. The Company may require payment of a reasonable charge from any person or company who is not a securityholder of the Company, who requests a copy of any such document. The foregoing documents are also available on SEDAR at www.sedar.com.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Management Information Circular.

DIRECTORS’ APPROVAL

The contents of this Management Information Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Richmond, British Columbia, May 11, 2015.

BY ORDER OF THE BOARD

(signed) “Alexei Marko”

Alexei Marko
Director and Chief Executive Officer

Schedule A

NEOVASC INC.

AUDIT COMMITTEE MANDATE

Purpose

The audit committee (the “Audit Committee”) of Neovasc Inc. (the “Corporation”) is responsible for ensuring accounting integrity and solvency. The Audit Committee is also responsible for ensuring the appropriateness of insurance, investment of liquid funds, information security, contracts, and liability. The Audit Committee will assist the board of directors of the Corporation (the “Board”) in fulfilling its oversight responsibilities by:

•           reviewing the integrity of the consolidated financial statements of the Corporation;

•           appointing (subject to shareholder ratification if required), determine funding for, and oversee the independent auditor and reviewing the independent auditor’s qualifications and independence;

•           reviewing the performance of the Corporation’s independent auditors;

•           reviewing the timely compliance by the Corporation with all legal and regulatory requirements for audit and related financial functions of the Corporation;

•           reviewing financial information contained in public filings of the Corporation prior to filing;

•           reviewing earnings announcements of the Corporation prior to release to the public;

•           reviewing the Corporation’s systems of and compliance with internal financial controls;

•           reviewing the Corporation’s auditing, accounting and financial reporting processes;

•           dealing with all complaints regarding accounting, internal accounting controls and auditing matters; and

•           dealing with any issues that result from the reviews set forth above.

Membership

2.          The Audit Committee will have a minimum of three members.

3.          Each member of the Audit Committee must be independent. “Independent” shall have the meaning, given to it in National Instrument 52-110 - Audit Committees, as may be amended from time to time, and within the meaning of Section 301 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the rules promulgated thereunder by the Securities and Exchange Commission (the “SEC”) and the rules of the Nasdaq Stock Market, and, as such, shall be free from any relationship that may interfere with the exercise of his or her independent judgment as a member of the Audit Committee.

4.          At the time of his or her appointment to the Audit Committee, each member of the Audit Committee shall be financially literate. “Financial literacy” shall be determined by the Board in the exercise of its business judgment, and shall include the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

5.          At least one member of the Audit Committee shall be an “audit committee financial expert” within the meaning of Section 407 of Sarbanes-Oxley and the rules promulgated thereunder by the SEC.

6.          Appointments and replacements to the Audit Committee will be made by the Board and will be reviewed on an annual basis. The Board will provide for continuity of membership, while at the same time allowing fresh perspectives to be added. Each member of the Audit Committee will automatically cease to be a member if he or she ceases to be an independent director.

7.          The chairman of the Audit Committee (the “Chairman”) will be appointed by a vote of the Board on an annual basis.

Meetings

8.          The Audit Committee may meet as many times per year as necessary to carry out its responsibilities. No business may be transacted at a meeting unless a quorum of the Audit Committee is present. Two members of the Audit Committee shall constitute a quorum.

9.          The Audit Committee shall maintain minutes or other forms of records of the meetings and activities of the Audit Committee in sufficient detail to convey the substance of all discussions held, and shall report to the Board, within a reasonable time period, the proceedings of the Audit Committee and any recommendations made by the Audit Committee.

10.         Meetings of the Audit Committee will be held at the request of any member of the Audit Committee or at the request of the Corporation’s external auditors. The Corporation’s external auditor is entitled to receive notice of every meeting of the Audit Committee and to attend and be heard at every meeting, at the expense of the Corporation and, if so requested by a member of the Audit Committee, shall attend every meeting of the committee held during the term of office of the auditor.

11.         The Audit Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities. Provision will be made to meet privately with external auditors on a quarterly basis and to meet privately with management at least once per annum.

Financial Review

12.         The Audit Committee will review the Corporation’s financial statements, management discussion and analysis (“MD&A”) and the related press releases before such documents are presented to the Board or disclosed publicly, as the case may be.

13.         The Audit Committee will review the interim financial statements of the Corporation, the related MD&A, and the press release thereon. If advisable, the Audit Committee shall approve and recommend for Board approval the interim financial statements and related MD&A.

14.         The Audit Committee will review the annual audited financial statements of the Corporation, the auditor’s report thereon, the related MD&A, and the press release thereon. If advisable, the Audit Committee shall approve and recommend for Board approval the annual financial statements and related MD&A.

15.         The Audit Committee will review other financial information and documents that require the approval of the Board. These will include statements in prospectuses and other offering memoranda and statements required by regulatory authorities. After completing its review, if advisable, the Audit Committee shall approve and recommend for Board approval such financial information.

16.         The Audit Committee will issue any necessary reports required of the Audit Committee to be included in the Corporation’s annual proxy materials. The Audit Committee will review and, if advisable, recommend to the Board the approval of all documents filed with securities regulatory authorities.

17.         The Audit Committee will review and discuss with management and the independent auditor any major issue as to the adequacy and effectiveness of internal controls over the accounting and financial reporting systems of the Corporation, either directly, or through the external auditors or other advisors and obtain and review a report from the independent auditor, at least annually, regarding same; and the Audit Committee will review and discuss with management and the independent auditor any special steps adopted in light of material internal control deficiencies and the adequacy of disclosures about changes in internal controls over financial reporting.

18.         The Audit Committee will review, with the external auditors, the results of the external audit and any changes in accounting practices or policies and the financial statements impact thereof. In addition, the Audit Committee will review any accruals, provisions, or estimates that have a significant effect upon the financial statements as well as other sensitive matters such as disclosure of related party transactions.

19.         The Audit Committee will discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports that raise material issues regarding the Corporation’s financial statements or accounting policies.

Auditors

20.         The Audit Committee is responsible for overseeing the work of the external auditor and will communicate directly with the external auditors as required. The external auditor of the Corporation must report directly to the Audit Committee.

21.         The Audit Committee shall review and, if advisable, select and recommend for Board approval the external auditors to be nominated and the compensation of such external auditor. The Audit Committee shall have ultimate authority to approve all audit engagement terms and fees.

22.         At least on an annual basis, the Audit Committee will evaluate the qualifications, performance and independence of the external auditor and the senior audit partners having primary responsibility for the audit, including considering whether the auditor’s quality controls are adequate.

23.         The Audit Committee will receive from the independent auditor a formal written statement delineating all relationships between the independent auditor and the Corporation and will actively engaging in a dialogue with the independent auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent auditors.

24.         The Audit Committee must pre-approve all non-audit services to be provided to the Corporation by the external auditor. Notwithstanding the foregoing, the Audit Committee (a) may delegate to one or more members the authority to pre-approve any non-audit service to be provided by the external auditor, the extent permitted by applicable law, provided that any pre-approvals granted pursuant to such delegation will be reported to the full Audit Committee at its next scheduled meeting and (b) establish policies and procedures, from time to time, pre-approving certain non-audit services to be provided by the external auditor, provided (i) such pre-approval policies and procedures are detailed as to the particular service, (ii) the Audit Committee is informed of each non-audit service, and (iii) the procedures do not include delegation of the Audit Committee’s responsibilities to management.

25.         The Audit Committee will review and approve the Corporation’s hiring of partners, employees, former partners and former employees of the present and former external auditor of the Corporation.

26.         The Audit Committee has the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Corporation will provide appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee.

Miscellaneous

27.         The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

28.         The Audit Committee will review the policies and practices of the Corporation regarding the regular examination of officers’ expenses and perquisites, including the use of the assets of the Corporation.

29.         The Audit Committee will review and, if advisable, approve all related party transactions.

30.         The Audit Committee will review and reassess the adequacy of this mandate either annually or from time to time, as applicable.

Approved by the Board: April 29, 2014

Document 2

NEOVASC INC.

Suite 2135, 13700 Mayfield Place
Richmond, British Columbia
Canada V6V 2E4
Telephone No.: (604) 270-4344 - Fax No.: (604) 270-4384

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the “Meeting”) of the shareholders of Neovasc Inc. (the “Company” or “Neovasc”) will be held at 2600 – 595 Burrard St., Vancouver, British Columbia, on June 16, 2015 at 8:00 a.m. (Vancouver time) for the following purposes:

1.	to receive and consider the audited financial statements of the Company for the year ended December 31, 2014 together with the auditor’s report thereon;

2.	to set the number of directors for the ensuing year at six;

3.	to elect directors for the ensuing year;

4.	to appoint an auditor for the ensuing year and authorize the directors to approve the remuneration to be paid to the auditor; and

5.	to transact such other business as may properly come before the meeting.

The board of directors has fixed May 7, 2015 as the record date for determining the shareholders entitled to receive notice of and vote at the Meeting. Shareholders unable to attend the meeting in person are requested to read the enclosed management information circular and proxy (or Voting Instruction Form, a “VIF”) and complete and deposit the proxy or VIF in accordance with its instructions. Unregistered shareholders must deliver their complete proxy or VIF in accordance with the instructions given by their financial institution or other intermediary that forwarded the proxy to them.

DATED at Vancouver, British Columbia this 11th day of May, 2015.

ON BEHALF OF THE BOARD OF DIRECTORS

Signed: “Alexei Marko”
Alexei Marko
Director and Chief Executive Officer

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Company (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Document 3

neovasc

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on June 16, 2015 at 8:00 AM (Vancouver Time)

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 8:00 AM (Vancouver Time) on June 12, 2015

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointment of Proxyholder

I/We being holder(s) of Neovasc Inc. hereby appoint: Paul Geyer, Chairman, or failing him, Alexei J. Marko, Chief Executive Officer, or failing him, Chris Clark, Chief Financial Officer,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of shareholders of Neovasc Inc. to be held at 2600 – 595 Burrard Street, Vancouver, British Columbia, on June 16, 2015 at 8:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at 6.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Paul Geyer	☐	☐	02. Alexei Marko	☐	☐	03. Doug Janzen	☐	☐
04. Steven Rubin	☐	☐	05. Dr. Jane Hsiao	☐	☐	06. Dr. William O'Neill	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of Grant Thornton LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

X B H Q 2 0 6 1 3 3 A R 2

Document 4

neovasc

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Voting Instruction Form ("VIF") - Annual General Meeting to be held on June 16, 2015 at 8:00 AM (Vancouver Time)

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.
2. *We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions.* In order for these securities to be voted at the meeting, *it will be necessary for us to have your specific voting instructions.* Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.
4. **This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.**
5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.
6. **When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.**
7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.
8. Your voting instructions will be recorded on receipt of the VIF.
9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
11. This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

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VIFs submitted must be received by 8:00 AM (Vancouver Time) on June 12, 2015

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-734-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

Appointee(s)

Management Appointees are: Paul Geyer, Chairman, or failing him, Alexei J. Marko, Chief Executive Officer, or failing him, Chris Clark, Chief Financial Officer,

OR

If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual General Meeting of securityholders of Neovasc Inc. to be held at 2600 – 595 Burrard Street, Vancouver, British Columbia, on June 16, 2015 at 8:00 AM (Vancouver Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against
1. Number of Directors To set the number of Directors at 6.	☐	☐

2. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. Paul Geyer	☐	☐	02. Alexei Marko	☐	☐	03. Doug Janzen	☐	☐
04. Steven Rubin	☐	☐	05. Dr. Jane Hsiao	☐	☐	06. Dr. William O'Neill	☐	☐

	For	Withhold
3. Appointment of Auditors Appointment of Grant Thornton LLP as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Signature(s)

Date

DD / MM / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

X B H Q 2 0 6 1 3 2 A R 1

Document 5

neovasc

Computershare

Please return completed form to:
Computershare
8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

☐ **Interim Financial Statements**
Mark this box if you would like to receive Interim Financial Statements by mail.

☐ **Annual Financial Statements**
Mark this box if you would like to receive the Annual Financial Statements by mail.

Financial Statements Request Form

Under securities regulations, a reporting issuer must send annually a form to holders to request the Interim Financial Statements and MD&A and/or the Annual Financial Statements and MD&A. If you would like to receive the report(s) by mail, please make your selection and return to the address as noted or register online at www.computershare.com/mailinglist.

Alternatively, you may choose to access the report(s) online at www.sedar.com.

Computershare will use the information collected solely for the mailing of such financial statements. You may view Computershare's Privacy Code at www.computershare.com/privacy or by requesting that we mail you a copy.

Please place my name on your financial statements mailing list.

Name

Apt Street Number Street Name

City Prov. / State Postal Code / Zip Code

XBHQ 51ETNN

51ETNN01

XBHQ.BEN_IA.E.17825.OUTSOURCED/000001/000001/i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 14, 2015	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer